

AllSides, LLC (the "Company") a California Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
AllSides, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2021 and the related statements of operations, statement of changes in members' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
February 16, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	63,618	10,681
Accounts Receivable	186,720	123,903
Total Current Assets	250,338	134,584
Non-current Assets		
Intangible Assets: Patent, Trademarks, AllSides Platform, and Intellectual Property, net of Accumulated Amortization	555,031	641,895
Total Non-Current Assets	555,031	641,895
TOTAL ASSETS	805,368	776,479
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	90,958	39,004
Deferred Compensation	226,809	168,000
Deferred Compensation - Related Party	300,000	150,000
Deferred Revenue	43,713	42,818
Payroll Liabilities	3,393	-
Convertible Notes	45,000	-
Accrued Interest - Convertible Notes	5,955	-
Due to Founder	955,077	804,302
Accrued Interest - Due to Founder	-	5,100
Accrued Interest - Related Party	235,497	201,083
Total Current Liabilities	1,906,403	1,410,306
Long-term Liabilities		
Convertible Notes	-	45,000
Accrued Interest - Convertible Notes	-	3,150
Total Long-Term Liabilities	-	48,150
TOTAL LIABILITIES	1,906,403	1,458,456
EQUITY		
Members' Capital	726,781	726,781
Accumulated Deficit	(1,827,815)	(1,408,758)
Total Equity	(1,101,034)	(681,977)
TOTAL LIABILITIES AND EQUITY	805,368	776,479

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	577,399	224,893
Cost of Revenue	438,806	188,750
Gross Profit	138,593	36,143
Operating Expenses		
Advertising and Marketing	13,028	755
General and Administrative	322,327	391,260
Legal and Professional	14,182	51,074
Amortization	97,474	97,474
Total Operating Expenses	447,011	540,564
Operating Income (loss)	(308,418)	(504,421)
Other Income		
Interest Income	-	-
Other	1,675	1,032
Total Other Income	1,675	1,032
Other Expense		
Interest Expense	112,314	53,860
Other	-	-
Total Other Expense	112,314	53,860
Earnings Before Income Taxes	(419,057)	(557,248)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(419,057)	(557,248)

Statement of Changes in Member Equity

	Members' Capital		Accumulated Adjustments	Accumulated Deficit	Total Member Equity
	# of Units	$ Amount			
Beginning Balance at 1/1/2021	100	726,781	-	(851,511)	(124,730)
Net Income (Loss)	-	-	-	(557,248)	(557,248)
Ending Balance 12/31/2021	100	726,781	-	(1,408,758)	(681,977)
Net Income (Loss)	-	-	-	(419,057)	(419,057)
Ending Balance 12/31/2022	100	726,781	-	(1,827,815)	(1,101,034)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(419,057)	(557,248)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	97,474	97,474
Accounts Payable and Accrued Expenses	51,954	26,998
Deferred Compensation	208,809	207,000
Deferred Revenue	895	42,818
Payroll Liabilities	3,393	-
Accounts Receivable	(62,818)	(13,418)
Accrued Interest	32,119	22,207
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	331,827	383,079
Net Cash provided by (used in) Operating Activities	(87,230)	(174,169)
INVESTING ACTIVITIES		
Trademarks	(10,609)	(30,690)
Net Cash provided by (used by) Investing Activities	(10,609)	(30,690)
FINANCING ACTIVITIES		
Payments on Debt	-	(11,449)
Proceeds from Founder	150,775	180,096
Proceeds from Convertible Notes	-	35,000
Net Cash provided by (used in) Financing Activities	150,775	203,646
Cash at the beginning of period	10,681	11,894
Net Cash increase (decrease) for period	52,936	(1,212)
Cash at end of period	63,618	10,681

AllSides, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

AllSides, LLC ("the Company") was formed in California on April 29th, 2016, and has subsequently converted into a Delaware Public Benefit Corporation on June 8th, 2023 (please see "Note 7" for further information). The Company combats a global crisis of credibility driven by misinformation, bias, and social manipulation that is being accelerated by algorithms and AI, by partisans and power brokers, and by bad actors devoted to destroying democratic systems. The Company develops and deploys scalable technologies and services such as balanced news, bias ratings, diverse perspectives, and civil conversations across divides. The Company earns revenue from its services to consumers, businesses, nonprofits, schools, and other organizations.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities; however, it has a predecessor entity by the name of AllSides, Inc. ("the Predecessor"), which was formed by the Company's founder in Delaware on December 8th, 2011, and subsequently filed for dissolution in November 2015. At the time of dissolution, the Predecessor had outstanding debt obligations owed to the Company's founder in the principal amount of $726,781. In exchange for the forgiveness of the principal amount of these debt obligations, the Predecessor sold all of its assets to the founder including patents, intellectual property, web domain names, technology, and all other items considered assets of the business. In December 2020, all rights in and to these assets were later assigned to the Company by its founder in exchange for 100 Common Units (please see "Intangible Assets" note for further information). In addition to the issuance of units, the Company has agreed to assume liability for the interest that has accrued since the Predecessor's dissolution, as well as the liability for any future accrual of interest upon the original principal amount owed by the Predecessor. Since January 2016, the Company has accrued this interest at a floating interest rate ranging from 3.50% to 7.08% indexed to the Bloomberg Short Term Bank Yield plus 1.50% and was due upon demand of the founder, resulting in a total ending balance of $235,497 and $201,083 as of December 31, 2022 and 2021, respectively (please see "Note 7" regarding the subsequent conversion of the founder's Common Units into new equity and the forgiveness of this accrued interest).

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues from subscriptions, online products, and various services:

Subscriptions & Online Products – Consumers purchase subscriptions to the Company's website and purchase online access to certain AllSides-branded products through its website. Payments for subscriptions are collected monthly or annually, and payments for products are collected at the time of purchase. The Company's performance obligation in relation to the subscriptions is the maintenance of an acceptable level of software uptime for users over the subscription period which can last on a monthly or annual basis, and revenue is recognized over the life of the subscription as performance obligations become satisfied. As of December 31, 2022 and 2021, the Company had respective deferred revenues of $43,713 and $42,818 where cash was received for subscriptions with remaining performance obligations to be satisfied. The Company's performance obligation in relation to the AllSides-branded products is the provision of balanced content curated with transparent methods on a reliable platform. Revenue is recognized at the point of sale when online access is granted, at which point the performance obligation becomes satisfied.

Various Services – Businesses can purchase bias auditing services, news widgets, hosted dialogue events, speaking services, and licenses to AllSides-branded services and products. Once a contract is negotiated regarding any of these services, 50% of the payment is collected upfront when the work begins, and the remaining 50% upon completion. Licensing fees are collected upfront in full. The Company's performance obligation is the completion of the agreed-upon services, and revenue is recognized when the terms of the contract agreements become satisfied.

A summary of the Company's revenue is provided below:

Revenue Type	2022	2021
Subscriptions & Online Products	139,412	88,202
Bias Auditing Services	304,777	43,418
Hosted Dialogue Events	62,500	40,233
Other Various Services	70,711	53,040
Grand Total	**577,399**	**224,893**

Intangible Assets

The Company's intangible assets consist of a patent, trademarks, the AllSides Platform, and intellectual property which includes customer database, proprietary data, and the Company brand. The AllSides Platform consists of multiple custom-built software platforms including the AllSides Bias and Balance Platform, Mismatch by AllSides Platform, AllSides mobile app, AllSides Balanced Search, AllSides Auto-curator, and the Brave Goggles repository. AllSides also owns the domains for mismatch.org, allsides.com, and allsidesforsschools.org. Of the total $726,781 worth of debt obligations that have been forgiven in exchange for these assets, the Company's management estimated that $474,470 was to be allocated towards the Company's software platform based on prior engineering and software development costs, and $206,738 towards the customer database, proprietary data, and Company brand at the date of assignment (please see "Basis of Presentation" note for further information). A summary of the Company's intangible assets is provided below:

Intangible Asset	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/22
Patent	18	45,574	(17,542)	-	28,032
Trademarks	Indefinite	41,299	-	-	41,299
AllSides Platform	5	474,470	(195,507)	-	278,962
Intellectual Property	Indefinite	206,738	-	-	206,738
Grand Total	**-**	**768,080**	**(213,049)**	**-**	**555,031**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Equity Based Compensation</u>

The Company has no equity-based compensation plan.

<u>Income Taxes</u>

The Company was a pass-through entity during the periods under review and therefore any income tax expense or benefit is the responsibility of the Company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In April 2016, the Company entered into an unsecured loan agreement with its CEO whereby the CEO agreed to advance at most $500,000 for the purposes of funding operating activities. Interest was payable monthly upon any unpaid principal balance at a rate of 10.00%. In February 2020, the Company and its CEO agreed to amend this loan agreement whereby the CEO will advance at most $1M and interest will be payable monthly upon any unpaid principal balance at a rate equal to the greater of the Bloomberg Short Term Bank Yield plus (i) 3.75% or (ii) 3.50%. The principal balance and any unpaid accrued interest is due upon demand of the holder. The total ending balance of this loan, including principal and accrued interest, was $955,077 and $809,401 as of December 31, 2022 and 2021, respectively (please see "Note 7" regarding this agreement's subsequent conversion into equity).

Throughout 2022 and 2021, the Company deferred compensation to its CEO in the total amount of $300,000. This payable accrues no interest, is due upon demand, and had a total ending balance of $300,000 and $150,000 as of December 31, 2022 and 2021, respectively.

Throughout 2022 and 2021, an immediate family member of the Company's CEO continued to provide content-editing services in exchange for no compensation. In October 2023, the Company issued this individual 10,796 shares of Common Stock for the work previously provided since 2016.

Please see "Basis of Presentation" note regarding the Founder's assignment of certain fixed and intangible assets in December 2020, and the accrual of interest upon the Predecessor's original debt obligations.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding its operations. The interest on the notes was 7.00%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in December 2023. The notes are convertible into the same class and series of equity securities sold during a qualified financing event at an amount equal to the principal balance plus any accrued interest divided by the lesser of (i) the lowest price-per-unit sold multiplied by a discount rate of 80% - 85%, and (ii) the price-per-unit obtained by dividing the Valuation Cap of $10M by the Company's fully-diluted capitalization at the time of conversion. No such conversion occurred as of December 31, 2022 nor 2021; however, please see "Note 7" for their conversion in 2023.

Please see "Note 3" regarding a loan agreement with the Company's CEO.

*Debt
Summary*

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Due to Founder	955,077	3.50% - 7.91%	On Demand	955,077	-	955,077	-	804,302	-	804,302	5,100
Convertible Notes	45,000	7.00%	2023	45,000	-	45000	5,955	-	45,000	45,000	3,150
Total				**1,000,077**	**-**	**1,000,077**	**5,955**	**804,302**	**45,000**	**849,302**	**8,250**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	-
2024	-
2025	-
2026	-
2027	-
Thereafter	-

*The loan from the Company's CEO and all convertible notes were converted into equity in 2023 (please see "Note 7" for further information)

NOTE 6 – EQUITY

The Company is a single-member LLC with one class of ownership interest in the form of Common Units. Profits and losses are allocated to the sole member in accordance with the Operating Agreement.

The Company has authorized 100 Common Units, all of which were issued and outstanding as of December 31, 2022 and 2021 (please see "Basis of Presentation" note for further information).

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 16, 2024, the date these financial statements were available to be issued.

In May 2023, the Company entered into a Loan Cancellation Agreement with its CEO and sole member ("the CEO"). As of the date of this agreement, the CEO had loaned the Company a total of $1,100,327 which both parties agreed to cancel in exchange for the issuance of 1 Preferred Unit to the CEO.

In May 2023, the Company adopted a Plan of Conversion outlining the Company's reorganization into a public benefit corporation. Upon the Company's effective incorporation date of June 8th, 2023, each issued and outstanding Common Unit converted into 1,000 shares of Common Stock, and each issued and outstanding Preferred Unit converted into 100,000 shares of Preferred Stock. The existence of the Company continued as the new corporation, and the new corporation continued to possess all of the Company's assets, liabilities, rights, powers, and obligations. Upon incorporation, a total of 100 Common Units had converted into 100,000 shares of Common Stock, and 1 Preferred Unit had converted into 100,000 shares of Preferred Stock. Furthermore, the Company's accrued interest balance upon the Predecessor's original debt obligations increased to $249,407 and has been forgiven in full upon conversion. This accrued balance has been utilized by the Company's management to determine the Original Issue Price of its Preferred Stock.

On June 8th, 2023, the Company converted into a Delaware Public Benefit Corporation under the name of AllSides Technologies, Inc. The Company has authorized 300,000 shares of Common Stock with a par value of $0.0001 per share, and 100,000 shares of Preferred Stock with a par value of $0.0001 per share, the rights of which are provided below:

Voting: Common Shareholders are entitled to one vote per share. Preferred Shareholders are entitled to one vote for every share of Common Stock they could own if converted.

Dividends: Common Shareholders are entitled to dividends when and if declared by the Board of Directors. Dividends shall accrue on any shares of Preferred Stock at an annual rate of 8.00% of the Original Issue Price which shall compound annually. The Original Issue Price shall mean $21 per share.

Redemption: Shares of Preferred Stock shall be redeemable by the Company at any time at a price equal to the Original Issue Price of $21 per share, plus any accruing dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon in a lump sum payment within five business days after written notice by the Company to Preferred Shareholders.

Conversion: Preferred Shareholders have the right to convert shares into Common Stock at a rate of 1-to-1 at the discretion of the shareholder, or automatically in change of control events.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, Preferred Shareholders are entitled to receive prior to, and in preference to, any distribution to the Common Shareholders.

In June 2023, the Company entered into an unsecured promissory note with its CEO for $500,000 bearing an interest rate equal to the Bloomberg Short-Term Bank Yield Index rate plus 3.75%. This note matures in May 2028.

In June 2023, the Company entered into an agreement to settle the outstanding deferred compensation of $199,000 owed to one of its consultants for services performed since June 2020. Beginning July 1, 2023, the Company will pay the consultant in accordance with an agreed-upon schedule with its earnings at a rate equal to the Bloomberg Short-term Bank Yield Index for the applicable month plus 1.50%, compounded monthly, until the full balance is repaid by December 2027.

In September 2023, the Company converted its outstanding convertible notes consisting of total principal and accrued interest of $55,127 into 3,676 shares of Common Stock.

Throughout September and October 2023, the Company issued an additional 100,001 shares of Common Stock of which (i) 10,000 shares were sold for $150,000, (ii) 3,676 shares were the result of the aforementioned conversion, and (iii) the remaining 86,325 shares were issued to current and former employees for past services (please see "Note 3" regarding shares issued to a Related Party).

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced both negative cash flows from operating activities and negative working capital in both periods under review. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

Customer Concentrations

Customer concentration risk refers to the potential vulnerability an entity faces when a significant portion of its revenue is derived from a limited number of sources. Any adverse changes in the business relationships, financial health, or purchasing decisions of those key customers could have a significant impact on the Company's overall financial performance. In 2022 and 2021, two of the Company's customers accounted for approximately 56% and 28% of all revenues, respectively. Furthermore, these two customers accounted for nearly 100% of all revenues generated from advertising and bias services during both years. The Company's management continues to monitor this concentration and believes there is no immediate risk involving these relationships.